VIA EDGAR

July 21, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4710

100 F Street, NE

Washington, D.C. 20549

Re:	First Colebrook Bancorp, Inc.
Registration Statement on Form 1-A
Filed April 14, 2016
File No. 024-10542

Ladies and Gentlemen:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Registration Statement on Form 1-A, First Colebrook Bancorp, Inc. (the “Issuer”) hereby requests that said Registration Statement on Form 1-A be qualified on July 22, 2016 at 4:00 p.m.

We hereby confirm that the State of New York has registered the Issuer’s offering effective as of May 10, 2016, as indicated in the New York Notice of Registration previously transmitted to you by electronic mail.

Furthermore, the Issuer hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Issuer may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 21, 2016

If you have any questions regarding this letter, please telephone Dodd S. Griffith of Gallagher, Callahan & Gartrell, P.C. at (603) 228-1181.

Very truly yours,

First Colebrook Bancorp, Inc.

/s/ Loyd W. Dollins

Loyd W. Dollins
President and Chief Executive Officer

Cc:	Michael Clampitt, Esq., U.S. Securities and Exchange Commission
Joshua Dilk, Esq., U.S. Securities and Exchange Commission
Dodd S. Griffith, Esq., Gallagher, Callahan & Gartrell, P.C.

(All via electronic mail)